Exhibit 5.1
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
June 17, 2010
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, California 94086
Ladies and Gentlemen:
     We have acted as counsel to Maxim Integrated Products, Inc., a Delaware corporation (the “Company”), in connection with the offer and sale by the Company of $300 million aggregate principal amount of 3.45% Senior Notes due 2013 (the “Notes”), pursuant to the underwriting agreement, dated as of June 10, 2010 (the “Agreement”), between the Company and J.P. Morgan Securities Inc. and Goldman, Sachs & Co., as underwriters.
     In so acting, we have examined originals or copies (certified or otherwise identified to our satisfaction) of (i) the Registration Statement on Form S-3 (File No. 333-167435), filed by the Company on June 10, 2010 (the “Registration Statement”), (ii) the prospectus, dated June 10, 2010 (the “Base Prospectus”), which forms a part of the Registration Statement, (iii) the prospectus supplement, dated June 10, 2010 (the “Prospectus Supplement”), (iv) the base indenture, between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the first supplemental indenture dated as of June 17, 2010, and (v) such corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such inquiries of such officers and representatives, as we have deemed relevant and necessary as a basis for the opinion hereinafter set forth. We refer to the Base Prospectus as supplemented by the Prospectus Supplement as the “Prospectus.”
     In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

     Based on and subject to the foregoing we are of the opinion that (assuming the due authorization, execution and delivery thereof by the Trustee) the Notes constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.
     The opinion expressed above with respect to validity, binding effect and enforceability is subject to the effect of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except that rights to indemnification and contribution thereunder may be limited by federal or state securities laws or public policy relating thereto. The opinions expressed herein are limited to the laws of the State of New York and the corporate laws of the State of Delaware, and we express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdiction.
     We hereby consent to the incorporation by reference of this letter as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the Prospectus.

Very truly yours,
/s/ Weil, Gotshal & Manges LLP

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